Exhibit 2.1

SHARE PURCHASE AGREEMENT

between

BLÜCHER HOLDING A/S

and

WATTS DENMARK HOLDING A/S

regarding the transfer of 100 % of the share capital in

BLÜCHER METAL A/S

(PROJECT STEEL)

SCHEDULES

Schedule 2.1	Accounting Policies

Schedule 2.18	Data Room Index

Schedule 2.45	Net Debt

Schedule 2.55	List of persons defining Sellers Knowledge

Schedule 2.61	Working Capital

Schedule 8.3.2	Escrow Agreement

Schedule 8.6	Closing Memorandum

Schedule 9.2	List of key employees interviewed and sites visited by the Buyer

Schedule 10.4.1	List of Owned Real Property

Schedule 10.4.3	List of Leased Real Property

Schedule 10.6.1	List of registered Intellectual Property Right

Schedule 10.7.5	List of Domain Names

Schedule 10.10.5	List of key employees

Schedule 10.11.1	Annual Accounts for the financial year 2007

Schedule 10.11.3	Interim Accounts

Schedule 10.14.1	List of insurance policies

Schedule 10.15.2	List of pending legal proceedings

Schedule 14.1	Announcements

On April 8, 2008 the following Share Purchase Agreement has been entered into between

BLÜCHER Holding A/S

c/o BLÜCHER Metal A/S
Pugdalvej 1
7480 Vildbjerg

(The Seller)

and

WATTS Denmark Holding A/S

C/O Delacour

Hammerensgade 1

DK-1267 Copenhagen K

(The Buyer)

1	RECITALS

1.1	The Company is a company duly registered under the laws of Denmark. The Company has the following subsidiaries:

	•	BLÜCHER Sweden AB

	•	BLÜCHER Norway AS

	•	BLÜCHER France S.A.R.L.

	•	BLÜCHER UK Ltd.

	•	BM Stainless Ltd. (100% owned by BLÜCHER UK Ltd.)

	•	BLÜCHER Metal Beteiligungs GmbH

	•	BLÜCHER Germany GmbH (100% owned by BLÜCHER Metal Beteiligungs GmbH)

1.2	The Seller is a company duly registered under the laws of Denmark and the legal owner of the Shares.

1.3	The Buyer is a company duly registered under the laws of Denmark.

1.4	This Agreement has been entered into in connection with the Buyers purchase of the Shares from the Seller.

2	DEFINITIONS

2.1	“Accounting Principles” shall mean the accounting policies, practices and procedures stated in Schedule 2.1 and as applied by the Group in 2007.

2.2	“Accounts” shall have the meaning set out in Clause 10.11.1.

2.3	“Adjustment Amount” shall have the meaning set out in Clause 4.2.2.

2.4	“Agreement” shall mean this Share Purchase Agreement, including the Schedules (and, for the avoidance of doubt, any appendices or sub-schedules to such Schedules).

2.5	“Business Day” shall mean a day where the Danish banks generally are open for business.

2.6	“Buyer” shall mean WATTS Denmark Holding A/S, C/O Delacour, Hammerensgade 1, DK-1267 Copenhagen K, Company Registration no. CVR-nr.: 31 36 80 06.

2.7	“Buyer’s Closing Obligations” shall have the meaning set out in Clause 8.3.

2.8	“Buyer´s Group” shall mean the Buyer and any company or legal entity Controlled directly or indirectly by the Buyer, under Control with the Buyer or Controlling the Buyer.

2.9	“Buyer Group Company” shall mean any company within the Buyer’s Group.

2.10	“Change-of-Control Date” shall have the meaning set out in Clause 16.6.

2.11	“Claim” shall mean any claim for indemnification from a Loss.

2.12	“Closing” shall mean the completion of the sale and purchase of the Shares and the other transactions provided for in this Agreement in accordance with Clause 8.

2.13	“Closing Date” shall mean the day of transfer of the Shares as defined in Clause 8.1.

2.14	“Closing Statement” shall have the meaning set out in Clause 4.3.

2.15	“Company” shall mean BLÜCHER Metal A/S, Pugdalvej 1, 7480 Vildbjerg, Denmark, CVR-nr. 4926 0016.

2.16

“Control” shall mean (i) the holding of more than fifty (50) per cent of the shares of another legal entity, or (ii) the right to exercise more than fifty (50) per cent of the voting power in another legal entity, or (iii) the right to appoint or remove the majority of the members of the board of directors or similar management body of another legal entity. The terms “Controlling”, “Controlled”, and similar words are construed accordingly.

2.17	“Co-Signer” shall meanWatts Water Technologies, Inc., 815 Chestnut Street, North Andover, MA 01845-6098, USA .

2.18	“Data Room Index” shall mean the written index listing the material that the Seller has made available to the Buyer in the Data Room attached as Schedule 2.18.

2.19	“Data Room Documentation” shall mean the written material that the Buyer has had the opportunity to examine in the Data Room as outlined in the Data Room Index.

2.20	“Disclosed” shall mean any information or document, which according to Clause 9.2 limits or qualifies the Seller’s Warranties and is herein referred to as the Disclosures.

2.21	“Domain Names” shall have the meaning set out in Clause 10.7.5.

2.22	“Employees” shall have the meaning set out in Clause 10.10.1.

2.23	“Escrow Account” shall have the meaning set forth in Clause 8.3.2.

2.24	“Escrow Agent” shall have the meaning set forth in Clause 8.3.2.

2.25	“Escrow Agreement” means the escrow agreement to be entered into between the Parties and the Escrow Agent as set forth in Clause 8.3.2.

2.26	“Escrowed Amount” shall have the meaning set forth in Clause 8.3.2.

2.27	“Estimated Net Debt” shall mean the Seller’s estimate of the Net Debt of the Group as prescribed for in Clause 4.1.2.

2.28	“Estimated Purchase Price” shall have the meaning set out in Clause 4.1.1.

2.29	“Estimated Working Capital Adjustment Amount” shall mean the Sellers’ estimate of the Working Capital Adjustment Amount as prescribed for in Clause 4.1.2.

2.30	“Final Net Debt” shall mean the Parties’ agreement or the determination of the actual Net Debt of the Group as prescribed for in Clause 4.3.

2.31	“Final Working Capital Adjustment Amount” shall mean the Parties’ agreement or the determination of the actual Working Capital Adjustment Amount as prescribed for in Clause 4.3.

2.32	“Final Purchase Price” shall mean the final purchase price for the Shares to be paid by the Buyer to the Seller calculated as set forth in Clause 4.2.1.

2.33	“Group” shall either mean the Company and the Subsidiaries jointly or the Company and/or any of the Subsidiaries depending on the wording of the Clause in which the term is used.

2.34	“IFRS” shall mean the International Financial Reporting Standards as adopted by the EU.

2.35

“Indemnified Party” shall mean a Party who has a Claim against the other Party as a result of a breach of warranty or Specific Indemnity or non-fulfilment of any covenant or agreement contained in this Agreement.

2.36	“Indemnifying Party” shall mean a Party who is guilty of a breach of warranty or Specific Indemnity or non-fulfilment of any covenant or agreement contained in this Agreement.

2.37

“Independent Accountant” means PriceWaterhouseCoopers or if PriceWaterhouseCoopers does not accept such task another independent and well reputed international accounting firm with offices in Denmark either agreed upon by the Parties, or failing such an agreement within 3 Business Days of notification of the said non-acceptance, to be appointed by the Danish Organisation of State Authorised Public Accountants (in Danish “Foreningen af Statsautoriserede Revisorer”).

2.38	“Information Memorandum” shall mean the Information Memorandum send to the Buyer on 17 December 2007.

2.39	“Intellectual Property Rights” shall have the meaning set out in Clause 10.6.1.

2.40	“Interest” shall mean 5% per year. For the avoidance of doubt, Interest shall not include compounded interest (in Danish: renters rente) and a year shall be calculated as 365 days.

2.41	“Interim Accounts” shall have the meaning set out in Clause 10.11.3.

2.42	“Leased Real Property” shall have the meaning set out in Clause 10.4.3.

2.43	“Loss” or “Losses” shall have the meaning ascribed to it in Clause 13.4.

2.44

“Material Adverse Effect” shall mean an event, circumstance or fact which has had or could reasonable be expected to have a material adverse effect on the business, assets, financial situation, prospects or result of the Group as a whole.

2.45

“Net Debt” shall mean the amount pertaining to the consolidated net interest bearing debt of the Company and the Subsidiaries on a consolidated basis as of the Closing Date calculated as set forth in Schedule 2.45 when applying the Accounting Principles.

2.46	“Notice of Disagreement” shall have the meaning set out in Clause 4.3.2.

2.47	“Owned Real Property” shall have the meaning set out in Clause 10.4.1.

2.48	“Parties” shall mean the Seller and the Buyer jointly.

2.49	“Party” shall mean either the Seller or the Buyer depending on the wording of the Clause in which the term is used.

2.50	“Personal Shareholders” shall mean Hans Lohmann and Poul Krog Sørensen as set out in Clause 17.1.

2.51	“Real Property” shall have the meaning set out in Clause 10.4.3.

2.52	“Required Working Capital” shall have the meaning set forth in Schedule 2.61.

2.53	“Seller” shall mean BLÜCHER Holding A/S, c/o BLÜCHER Metal A/S, Pugdalvej 1, 7480 Vildbjerg, Denmark, CVR-nr. 2830 1553.

2.54	“Seller’s Closing Obligations” shall have the meaning set out in Clause 8.2.

2.55

“Sellers Knowledge” shall mean the best knowledge that the persons listed in Schedule 2.55 had or should have had as of Signing Date and at Closing after having conducted due and proper investigations into the subject matter of the relevant part of the Seller’s warranties.

2.56	“Shares” shall mean the 100% of the share capital of the Company with a nominal value of DKK 18.000.000.

2.57	“Signing” shall mean the signing of this Agreement as set out in Clause 5.

2.58	“Signing Date” shall mean the date of signing of this Agreement by the Buyer and the Seller as defined in Clause 5.1.

2.59

“Subsidiaries” shall mean BLÜCHER Sweden AB, BLÜCHER Norway AS, BLÜCHER France S.A.R.L., BLÜCHER UK Ltd., BM Stainless Ltd. (100% owned by BLÜCHER UK Ltd.), BLÜCHER Metal Beteiligungs GmbH and BLÜCHER Germany GmbH (100% owned by BLÜCHER Metal Beteiligungs GmbH).

2.60

“Tax” or “Taxes” shall mean all forms of taxation whenever created or imposed, whether imposed by local, municipal, state or foreign body or authority, and without limiting the generality of the foregoing shall include income taxes, corporate taxes, real estate taxes, capital gains taxes, energy and environmental duties and taxes, VAT, duties on salaries, contributions to any labour market pension fund and all other taxes, stamp and customs duties and public duties of any kind as well as penalties, fines, interest, costs and expenses related to any of the aforementioned.

2.61

“Working Capital” shall mean the amount pertaining to the operating current non-interest bearing assets less operating current non-interest bearing liabilities for the Company and the Subsidiaries on a consolidated basis as of the Closing Date calculated as set forth in Schedule 2.61 when applying the Accounting Principles.

2.62	“Working Capital Adjustment Amount” means the amount by which the Working Capital is greater or less the Required Working Capital.

2.63	“Working Hours” shall mean the time between 9am and 16pm on Business Days.

3	SALE AND PURCHASE OF THE SHARES

3.1	Subject to the terms of this Agreement the Seller agrees to sell and deliver to the Buyer the Shares and the Buyer undertakes to buy the Shares.

3.2	The Shares shall be delivered to the Buyer at Closing and shall be free from any and all charges, encumbrances and other interests, rights and claims.

3.3	From Closing the Buyer shall be entitled to exercise all rights attached to the Shares. The Buyer is entitled to full dividend from the Company for the fiscal year 2008.

4	PURCHASE PRICE, CLOSING STATEMENT

4.1	Estimated Purchase Price

4.1.1

At Closing the Buyer shall pay to the Seller DKK 869,000,000.00 (say DKK eight hundred and sixty nine million), less the Estimated Net Debt and adjusted by the Estimated Working Capital Adjustment Amount (the Estimated Purchase Price). The Estimated Purchase Price shall be paid in cash, as provided in Clause 8.3.

4.1.2

Not later than 5 Business Days prior to the Closing Date, the Seller shall deliver to the Buyer a calculation of the Estimated Net Debt and the Estimated Working Capital Adjustment Amount and the corresponding Estimated Purchase Price.

4.2		Final Purchase Price

4.2.1

The total consideration payable by the Buyer to the Seller for the Shares shall be DKK 869,000,000.00 (say DKK eight hundred and sixty nine million), less the Final Net Debt and adjusted by the Final Working Capital Adjustment Amount (the “Final Purchase Price”).

4.2.2		If the Final Purchase Price is

	1.	greater than the Estimated Purchase Price, the Buyer shall pay to the Seller the amount of the excess, or

	2.	lower than the Estimated Purchase Price, the Seller shall pay to the Buyer the amount of the shortfall.

Any payment to or by the Seller pursuant to this Clause 4.2.2 (the “Adjustment Amount”) shall be made within 5 Business Days after the Closing Statement has become final as set forth in Clause 4.3. Payment of the Adjustment Amount shall include Interest thereon calculated from (but not including) the Closing Date until and including the date of payment. In the period until the Closing Statement has become final and further - if the Adjustment Amount is payable by the Seller - until the Adjustment Amount has been paid by the Seller, the shareholders in the Seller undertake not to resolve to liquidate the Seller or to distribute any ordinary or extraordinary dividends from the Seller. The Seller shall however be allowed to acquire and annul the shares in the Seller belonging to the Personal Shareholders.

4.3		Closing Statement

4.3.1

Within 45 days of the Closing Date, the Seller shall have caused the preparation of and delivery to the Buyer of the calculation of the Final Net Debt and the Final Working Capital Adjustment Amount, and consequently the Final Purchase Price and the Adjustment Amount (the “Closing Statement”). The Closing Statement shall be prepared on a consistent basis with the consolidated annual report of the Group for the financial year 2007 and in accordance with the

Accounting Principles. The Closing Statement shall be reviewed by Grant Thornton - Statsautoriseret Revisionsaktieselskab.

The Seller and Grant Thornton - Statsautoriseret Revisionsaktieselskab shall during Working Hours have unrestricted access to all books, records and other information of the Group, which in their reasonable opinion is necessary for preparing and reviewing the Closing Statement. The Buyer undertakes to procure such access.

4.3.2

No later than on the thirtieth day after its receipt of the Closing Statement, the Buyer shall notify the Sellers of any item(s), which the Buyer wishes to dispute, failing which the Closing Statement such as prepared by the Seller shall be deemed final and binding upon the Parties subject only to any changes agreed by the Parties in writing. If the Buyer notifies the Seller that it objects to any matter or item in the Closing Statement (the “Notice of Disagreement”), such Notice of Disagreement shall:

1.

specify in reasonable detail the nature of the objections and provide a description in reasonable detail of the reasons for such objections (including supporting documentation in the possession of the Buyer and the Buyer Group); and

	2.	include a specific proposal for adjustment of each disputed item in the Closing Statement.

If the Parties are unable to reach agreement prior to the expiry of the thirtieth day after such notification to the Seller, either Party may within a subsequent period of thirty days refer any disputed item(s) identified in the Notice of Disagreement or items related hereto, to the Independent Accountant for decision, provided, that the subject matter of the dispute relates to the accounting aspects of the calculation of the Final Purchase Price, including the application of the Accounting Policies. If the disputed item(s) relate to a legal or contractual issue, including the legal interpretation of this Agreement, the dispute shall be referred to arbitration in accordance with Clause 24 prior to the expiry of the thirty days’ period. If the dispute is not referred to the Independent Accountant and/or to arbitration, as applicable, within the period stipulated, the Closing Statement delivered to the Buyer shall be final and binding upon the Parties subject only to any changes agreed by the Parties in writing.

4.3.3	Unless otherwise agreed by the Parties, the Independent Accountant shall establish the procedural rules in connection with its hearing of the Parties’ respective positions on the disputed item(s) and any related issues to be followed in connection with settling the dispute. The decision of the Independent Accountant shall be final and binding upon the Parties and shall not be subject to judicial or arbitrational review. The Parties shall use all reasonable efforts to ensure that the Independent Accountant renders its decision within 45 days after the disputed matter was referred to the Independent Accountant.

The Independent Accountant shall have unrestricted access to the books and records of the Group. The Buyer undertakes to procure such access.

The Independent Accountant shall divide the costs payable to it in proportion to the Independent Accountant’s ruling in favour of the claims and statements made by the Parties.

5	SIGNING

5.1	Signing shall take place on 8 April 2008 at the address of Lassen Ricard, Amaliegade 31, DK-1256 Copenhagen K.

5.2	At Signing the Seller shall deliver the following to the Buyer:

5.2.1	Documentation that the person(s) signing this Agreement on behalf of the Seller is/are duly authorised to do so and that this Agreement will constitute a legally binding obligation of the Seller.

5.3	At Signing the Buyer shall deliver the following to the Seller:

5.3.1

Documentation that the person(s) signing this Agreement on behalf of the Buyer and the Co-Signer is/are duly authorised to do so and that this Agreement will constitute a legally binding obligation of the Buyer and the Co-Signer.

6	CONDUCT OF BUSINESS AND ACCESS

6.1

In the period between Signing and Closing the Seller shall ensure that the Group conducts its business as usual and in the ordinary course of business consistent with past practice if relevant in the past 24 months and in a professional manner, except as otherwise provided for in this Agreement.

6.2

Always subject to Clause 6.1 the Seller undertakes that the Group in the period between Signing and Closing shall not undertake or agree to undertake any of the following actions without the prior written consent of the Buyer:

a) Amend its Articles of association or merge or consolidate with, or purchase substantially all of the assets of a company, or otherwise acquire any business or legal entity.

b) Declare or pay any dividend or make any other distribution to its shareholders.

c)     Acquire or dispose of the whole or in part of any real property or interest therein or enter into any lease of real property, except for any renewals of existing leases in the ordinary course of business and in no event for a period of more than one year.

d) Sell, transfer, lease or otherwise dispose of assets that are material to the Group, other than in the ordinary course of business consistent with past practice if relevant in the past 24 months.

6.3

To the extent legally permitted, the Seller undertakes to provide the Buyer with any material information reasonably requested by the Buyer regarding the Group in the period between the Signing Date and the Closing Date.

7	CONDITIONS PRECEDENT

7.1

The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be conditional upon the following conditions having been fulfilled or waived by the Buyer (in its own discretion) at Closing:

1. All required consents from the merger control authorities set forth in Clause 7.5 have been obtained;

2. The Seller shall have performed and complied in all material respects with its obligations under this Agreement at and before Closing,

3. No public order or decision shall be in effect that restrains or prohibits the consummation of the transactions contemplated by this Agreement, and no proceeding or investigation shall be pending which, if adversely decided, would cause such order or decision to be issued or made.

4. No breach of Sellers Warranties which would individually or as a whole have a Material Adverse Effect has occurred prior to Closing.

5. The Seller has obtained the required written consent of Nykredit to the purchase by the Buyer of the Shares relating to the mortgage in favour of Nykredit in the amount of DKK 31.707.000.00.

   6.                   An extraordinary general meeting of the Seller has been held for the purpose of changing (i) the registered seat of the Seller to another which has no connection to the Group and (ii) the name of the Seller to a new name which does not contain the name “Blücher” and does not bear any similarity to the name “Blücher”, ceasing therefore to use it as of Closing.

7.2

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be conditional upon the following conditions having been fulfilled or waived by Seller (in its own discretion) at Closing:

1. All required consents from the merger control authorities set forth in Clause 7.5 have been obtained;

2. The Buyer shall have performed and complied in all material respects with its obligations under this Agreement at and before Closing; and

3. The Co-Signer shall provide a surety in favour of Nykredit regarding the mortgage described in Clause 7.1.5.

7.3

Each Party undertakes to use its reasonable endeavours to ensure that the conditions set out in Clauses 7.1 and 7.2 are fulfilled on or prior to May 30, 2008 or such later date as the Parties may subsequently agree on and will immediately inform the other Party upon the satisfaction of such conditions.

7.4

Each party undertakes to disclose in writing to the other party any fact or circumstance that might prevent any of the conditions set out in Clauses 7.1 and 7.2 from being satisfied at Closing as soon as the said fact or circumstance comes to the attention of the Party.

7.5	Merger control

7.5.1

The Buyer has established that the transactions provided for in this Agreement shall be notified to the merger control authorities in the individual jurisdictions Germany and Norway. The Parties shall co-operate for the purpose of obtaining all necessary approvals from such authorities as soon as possible, including by providing all relevant information.

7.5.2

The Buyer covenants and agrees to comply with any reasonable conditions or undertakings imposed on the Buyer or the Group for the granting of such consents. As soon as practicable following Signing, the Buyer shall proceed with the filing for all required merger control approvals required for the consummation of the transactions contemplated by this Agreement and the Buyer undertakes to use its best efforts to procure that all such applications for approvals are processed expediently to enable the approvals to be obtained as soon as possible.

7.5.3

The Buyer shall notify the Seller of the receipt of all communications with and/or comments of the relevant authorit(y/ies) with respect to the relevant filing and of any request by the authorit(y/ies) for any amendment or supplement thereto or for additional information and shall without undue delay provide to the Sellers copies of all correspondence between the Buyer and/or any of its representatives and the relevant authorit(y/ies) with respect to the relevant filing. The Seller shall use its best efforts to provide responses to the Buyer with respect to all comments and/or questions received from the relevant authorit(y/ies).

7.5.4

The Buyer and the Seller shall each, upon request of the other, furnish the other with all reasonable information concerning itself, its subsidiaries and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing required in respect of the transactions contemplated by this Agreement.

7.6	Non-fulfilment of conditions precedent

7.6.1	If the conditions set out in Clauses 7.1 and 7.2 have not been satisfied (or waived by the relevant Party) at August 30, 2008 or such later date subsequently agreed by the Parties, the

Party who may waive the condition may - no later than 10 Business Days after such date - terminate this Agreement with immediate effect by written notice to the other Party. If the Agreement is not terminated within the time limit set out above the Agreement shall be consummated as contemplated herein.

7.6.2

In case of termination as set forth above neither Party shall have any liability towards the other Party unless the reason why the conditions were not satisfied is a consequence of any of the Parties being in breach of any of their obligations under this Agreement.

8	CLOSING

8.1	Closing shall take place on 30 May 2008 or on another date which is the last working day of a calendar month agreed by the Parties at the address of Lassen Ricard, Amaliegade 31, DK-1256 Copenhagen K.

8.2	At Closing, subject to the fulfilment of the Buyer’s Closing Obligations, the Seller shall deliver or cause to be delivered the following (the “Seller’s Closing Obligations”) to the Buyer:

8.2.1	The original shareholders register of the Company documenting the Buyer’s unconditioned ownership of the Shares free from any and all charges, encumbrances and other interests, rights and claims.

8.2.2

Letters from the present members of the board of directors of the Company and the Subsidiaries elected by the Seller or the Company, respectively, confirming that they resign as of Closing and that they do not have any claim against the Company or the Subsidiaries, respectively, other than for their ordinary remuneration calculated on a pro rata basis for the current financial year until and including the Closing Date. Such ordinary remuneration shall be paid by the Company or the Subsidiaries as the case may be.

8.2.3

Letters from those statutory auditors of the Company and of the Subsidiaries as will be notified by the Buyer to the Seller no later than 7 Business Days before the Closing Date confirming that they resign as of Closing and that the resigning auditors does not have any claim against the Company or the Subsidiaries, respectively, other than their fees for services rendered to the Company and the Subsidiaries prior to Closing. Such fees shall be paid by the Company or the Subsidiaries as the case may be.

8.2.4	Four originals of the Escrow Agreement duly signed by or on behalf of the Seller and the Escrow Agent.

8.2.5	A written consent from Nykredit to the purchase by the Buyer of the Shares relating to the mortgage in favour of Nykredit in the amount of DKK 31.707.000.00.

8.2.6

Documentation evidencing that an extraordinary general meeting of the Seller has been held for the purpose of changing (i) the registered seat of the Seller to another seat which has no connection to the Group and (ii) the name of the Seller to a new name which does not contain the name “Blücher” and does not bear any similarity to the name “Blücher”, ceasing therefore to use it as of Closing.

8.2.7	A statement signed by the Seller to the effect that the Seller’s conditions precedent specified in Clause 7.1 have been fulfilled to the extent such conditions are under the Seller’s control.

8.2.8	Draft minutes from shareholders meetings in the Company and the Subsidiaries where new boards of directors and, if applicable, new auditors are elected.

8.2.9	Such additional actions and/or documents as, in the Buyer’s reasonable opinion, are necessary or expedient in order to complete Closing.

8.2.10	Written confirmation from Nykredit that the credit facility in the amount of DKK 50,000,000.00 has been settled as of Closing.

8.3	At Closing, subject to the fulfilment of the Seller’s Closing Obligations, the Buyer shall deliver the following (the “Buyer’s Closing Obligations”) to the Seller:

8.3.1

Documentation of the transfer in favour of the Seller of the Estimated Purchase Price less the Escrow Amount in cash in Danish Kroner in immediately available funds with the Closing Date at value date by wire transfer to a bank account designated by the Seller no later than 7 Business Days prior to Closing.

8.3.2

Documentation of the wire transfer of an amount in DKK equal to 15% of the Estimated Purchase Price (herein referred to as the “Escrowed Amount”) in cash into an escrow account (herein referred to as the “Escrow Account”) with an Escrow Agent to be agreed by the Parties prior to Closing (herein referred to as the “Escrow Agent”) subject to the terms of the Escrow

Agreement attached hereto as Schedule 8.3.2 (and subject to any amendments which may be required by the Escrow Agent) as security for and the only means of payment of any and all Claims including any Interest thereon caused by a breach of any of the Seller’s Warranties and/or Specific Indemnities, and of any and all covenants and agreements by the Seller under this Agreement. Notwithstanding anything to the contrary herein, the Seller shall at any point in time be entitled to require the amount standing to the credit of the Escrow Account at that point in time be released to the Seller against providing the Buyer with an irrevocable and unconditional bank guarantee issued by a well-reputed Danish bank in the same amount and on the same terms and conditions as set out in the Escrow Agreement, covering the Seller´s obligations under this Clause 8.3.2 and being security for and the only means of payment of any and all Claims including any interest thereon caused by a breach of any of the Seller´s Warranties and/or Specific Indemnities, and of any and all covenants and agreements by the Seller under this Agreement. Such bank guarantee shall give the Buyer a position not less favourable than if the Escrow Agreement was still in force.

8.3.3	Four (4) originals of the Escrow Agreement duly executed by the Buyer.

8.3.4

Documentation of the wire transfer of the outstanding claim of the credit facility with Nykredit with a maximum of DKK 50,000,000.00. The Seller has no later than 5 Business Days prior to Closing informed Buyer of the outstanding amount.

8.3.5	A statement signed by the Buyer to the effect that the Buyer’s conditions president specified in Clause 7.2 have been fulfilled to the extent such conditions are under the Buyers control.

8.3.6	Such additional actions and/or documents as, in the Seller’s reasonable opinion, are necessary or expedient in order to complete Closing.

8.4	At Closing, extra-ordinary general meetings shall take place in the Company and the Subsidiaries, as applicable, for the purpose of:

1. Electing new members of the board of directors and, as applicable, new auditors of the Company and the Subsidiaries in replacement of the directors and auditors that resign at Closing,

2. Granting discharge to the said board members and management of the Company for any period up until and including the Closing Date.

At Closing, the Seller and the Buyer shall irrevocably instruct Lassen Ricard to make or cause to be made any filings necessary or appropriate to register the decisions adopted at such extra-ordinary general meeting immediately after Closing.

8.5

Each of the actions required to be performed at Closing pursuant to Clauses 8.2 and 8.3 shall be deemed to have occurred at the same time and none of such actions shall be considered performed until and unless all such actions have been performed.

8.6

A Closing Memorandum substantially in the form attached hereto as Schedule 8.6 shall document Closing. Not later than three Working Days prior to Closing, the Seller shall provide the Buyer with a revised updated draft of the Closing Memorandum.

9	BUYERS DUE DILIGENCE INVESTIGATIONS

9.1

In the period from 25 February to 8 April 2008 the Buyer has conducted investigations into the information provided by the Seller concerning commercial, legal, financial, environmental, tax and other affairs of the Group as outlined in Clause 9.2 making use of such advisers as the Buyer has in its sole discretion deemed appropriate and necessary to assist it in evaluating the Group, its business and the risks associated with an acquisition hereof.

9.2

The Seller’s Warranties are subject to and limited by the Buyer’s actual knowledge as well as the information made available to the Buyer and its advisers prior to Signing (1) in this Agreement, (2) in the Data Room Documentation, including, but not limited to the Operational VDD report prepared by Valcon A/S dated 18 January 2008; (3) in the Environmental, Health & Safety Compliance Assessments reports prepared for the benefit of the Buyer by Cowi A/S dated 19 December 2007, (4) in the Information Memorandum dated 15 January 2008, (5) in the Management Presentation dated 22 February 2008, (6) during interviews with the management and key employees of the Group, Schedule 9.2, (7) during visits to premises of the Group listed in Schedule 9.2 and (8) at the Company’s website www.blucher.com at Signing or at Closing, as the case may be, always provided that such information is deemed fairly and reasonably disclosed to the Buyer in context and manner.

9.3

The Buyer confirms and covenants to the Seller that, following the Buyer´s due diligence review and its other investigations carried out up and until Signing, the Buyer is not aware of any actual or potential breach of the Seller´s Warranties.

10	SELLER’S WARRANTIES

Except as Disclosed in accordance with this Agreement before Signing or with respect to any matter ocurring in the period between Signing and Closing in the period between Signing and Closing, the Seller warrants to the Buyer that as of Signing as well as of Closing and with respect to such other earlier date, which is specifically stated in this Clause 10 in relation to any specific Seller’s Warranty, each of the warranties set out in this Clause 10 are correct and not misleading. Without express reference any and all warranties set out in this Clause 10 cover both the Company and, with any changes necessary in order for the warranties to comply with national legislation, the Subsidiaries.

10.1	Authority

10.1.1	The Seller has the full legal right and power and all authority and approval required to enter into and to perform its obligations under this Agreement.

10.1.2	This Agreement is a valid and binding obligation of the Seller enforceable in accordance with its terms.

10.1.3	The execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby will not:

a) Violate any provision of the articles of association of the Seller or the Company.

b) Violate, conflict with or result in a breach of any contract or other agreement to which the Company is a party.

c) Violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon the Company.

d) Violate any statute, law or regulation applicable to the Company.

10.1.4	No person or legal entity is entitled to any kind of fee or commission from the Company in connection with the transfer of the Shares pursuant to this Agreement.

10.2	Corporate

10.2.1	The Seller is the sole and legal owner of the Shares free and clear of any lien, option, claim, charge or other encumbrance.

10.2.2

The Company is duly organized, validly existing under applicable law, and has and has had the corporate power and lawful authority to own, lease and operate its business and assets as now being conducted and as previously having been conducted at the relevant point in time.

10.2.3	The Company’s minute books contain minutes of all the Company’s annual and extraordinary general meetings and meetings of the Company’s board of directors.

10.2.4

The Subsidiaries constitute all the subsidiaries of the Company and they are all wholly owned by the Company except for BLÜCHER Germany GmbH and BM Stainless Ltd. BLÜCHER Germany GmbH is 100% owned by BLÜCHER Metal Beteiligungs GmbH and BM Stainless Ltd. is 100% owned by BLÜCHER UK Ltd. Except for the Subsidiaries the Company does not have any direct or indirect subsidiaries, associated companies or other unincorporated associations and neither the Company nor any of the Subsidiaries are party to any joint venture or partnership agreement or any similar arrangement.

10.2.5

The Company is and has to the best of Sellers Knowledge at all times been duly qualified or licensed to conduct its business as previously and currently conducted in each jurisdiction in which such qualification or licensing is necessary and, in particular, hold and have held all authorizations, permits and licences to lawfully carry on such business.

10.2.6

No current law, act, statute, order, rule or regulation requires the Company to change the conduct of its business as it is presently being conducted by the Company in any material way and the execution of this Agreement will not result in any withdrawal or change to any existing authorization, permit or licence nor impose any requirement upon the Company to obtain any new or additional authorizations, permits or licences.

10.3	Insolvency

10.3.1

No order has been made and no resolution has been passed for the winding up of the Company and no file for bankruptcy has been adopted and there is no action or request pending, or required under applicable law.

10.3.2	The Company has not opened negotiations for a compulsory composition scheme.

10.4	Real property

10.4.1	Schedule 10.4.1 contains a complete list of the real property owned by the Company and the Subsidiaries (the “Owned Real Property”).

10.4.2

Save as disclosed in Schedule 10.4.1 there is no lien, easement, purchase option, right of first refusal or other preferential purchase right, license, lease, sublease, occupancy agreement or similar instrument with respect to any of the Owned Real Property, which is not registered in the local land register.

10.4.3

Schedule 10.4.3 contains a complete list of the real property leased by the Company and the Subsidiaries (the “Leased Real Property”) (The Owned Real Property and the Leased Real Property collectively referred to as the “Real Property”) and specifies the name of the owner of each such property.

10.4.4	All leases relating to the Leased Real Property have been entered into on arms length terms and are in full force and effect in accordance with their respective terms.

10.4.5	The Real Property can legally be used for the business purposes presently being conducted at the Real Property.

10.4.6

The Company is not and has not been in violation of any use for occupancy restriction, limitation, condition or covenant of record (in Danish: “tinglyst servitut/tinglyst deklaration”) or any zoning or building law, code or ordinance and the Company has received no notice specifying a non-compliance problem or complaint from any competent authority with respect to the ownership, use or occupancy of any of the Real Property, nor is any such notice threatened. There are no pending or threatened condemnation proceedings or similar proceedings with respect to the Real Property.

10.4.7

There are no outstanding requirements or recommendations of any competent authority relating to the Real Property and no public authority has made any proposal or announced any plan, which, if implemented, may prevent the Company’s use of any of the Real Properties for the continued conduct of its business as it is presently being conducted.

10.4.8	There are no outstanding or, to Sellers Knowledge, threatened disputes, actions, claims, demands or complaints relating to the Real Property.

10.5	Environment

10.5.1

The Company possess all necessary permits, permissions, licenses and exemptions relating to the environment, health and safety required to conduct its business. All permits, permissions, licenses and exemptions obtained by the Company will remain in force on unchanged terms after Closing.

10.5.2

The Company is not the subject of any investigation, action, claim or proceeding, or the recipient of any notice under any environmental laws relating to investigation and clean up of any real property and to the best of Sellers Knowledge no such investigation, action, claim or proceeding is threatened or likely to arise.

10.5.3

The Company does not have any liability in respect of environmental matters, including, but not limited to contamination or pollution of air, ground water or soil, arising out of or in connection with the business of the Company, conducted at any real property formerly owned or leased by the Company, including liability claimed by neighbours and/or other third parties.

10.5.4

No private persons or governmental, regional and/or municipal authorities can raise any claim against the Company for contamination or pollution of air, ground water or soil caused by the Company relating to existing leased or owned real property.

10.5.5

There are no underground oil tanks on the Leased Real Property for which the duty for the Company to take measures to prevent contamination has taken effect or, under the current rules, will take effect.

10.6	Intellectual property rights

10.6.1

Schedule 10.6.1 contains a complete list of all registered intellectual property right (and application for such right) and material unregistered intellectual property right, including but not limited to (i) patent and patent applications, (ii) registered trademarks and (iii) registered designs and utility models and applications therefore (the “Intellectual Property Rights”), to which the Company or the Subsidiaries have full and unrestricted ownership except for the EU design model “Copenhagen Circle Grating” designed by Knud Holscher.

10.6.2	All renewal applications and other official registry fees and steps required for the maintenance, protection and enforcement of the Intellectual Property Rights have been paid or taken.

10.6.3	The Company has not granted any licence to any third party to use any of the Intellectual Property Rights nor has it otherwise permitted any such third party use.

10.6.4

To the best of Seller´s Knowledge none of the Intellectual Property Rights listed in Schedule 10.6.1 infringes or violates any third party’s intellectual property rights and the Company is not involved in any disputes in which any third party is claiming that the Company infringes the intellectual property rights of the third party other than the disputes listed in Schedule 10.15.2.

10.6.5	The Company does not infringe the Unidrain patent (EP 1 287 213). The opposition procedures, initiated by the Company, are only initiated in an attempt to secure the Company’s freedom to operate.

10.6.6

The Company does not to the best of Sellers Knowledge infringe any third party proprietary rights to key technologies and/or key machinery when used in the Company’s production, manufacturing and sales process of the Company products.

10.6.7	No third party has any proprietary rights to the technologies, hereunder patents, utility models, trademarks and designs, developed by the Company in the Company’s research and development projects.

10.6.8

No inventor of any patent, patent application or utility model owned by the Company has any claim against the Company for compensation in accordance with applicable Danish law, i.e. the Danish act on employees inventions (in Danish: Lov om arbejdstagers opfindelse) and applicable foreign law as the case may be.

10.7	Information technology

10.7.1

The Company has all necessary rights to use and operate the hardware and software currently used and operated by the Company either by way of ownership or relevant licenses. No license agreement concerning hardware and software will terminate as a consequence of this Agreement.

10.7.2	Any such software or hardware owned or operated by the Company is in all material aspects functioning well, up to date and fully serves the needs of the Company.

10.7.3	The Company’s computer systems, including external communication systems, are configured in accordance with and perform in compliance with nationally and internationally accepted security standards.

10.7.4

The Company has not experienced any significant breakdowns or operational problems in the running of the software and hardware currently used and operated by the Company within 12 months prior to Closing.

10.7.5

The Company owns, free and clear of any and all third party rights, all rights in the domain names listed in Schedule 10.7.5 (the “Domain Names”), and no third party has objected or threatened to object to the Company’s use and/or registration thereof, and no third party is to the best of Sellers Knowledge using any of the Domain Names in violation of the Company’s rights thereto.

10.7.6	The Company has made all payments, including, without limitation, registration fees and annual fees, required to be made in order to protect its rights to the Domain Names.

10.8	Agreements

10.8.1

All agreements whether written or oral to which the Company and/or the Subsidiaries are a party are in all material aspects lawful, valid and enforceable in accordance with their terms and have been concluded in the best interest of the Company and on arm’s length terms and conditions.

10.8.2

The Company is not in breach of or has terminated any of the agreements Disclosed, and no grounds for or risk of any such breach or termination exists. To the best knowledge of the Seller no third party is in breach of or has terminated any of the agreements Disclosed, and no grounds for or risk of any such breach or termination exists.

10.8.3	The Company has no written or oral agreements with competitors restricting its activities and/or business.

10.9	Related party transactions

10.9.1

The Company has not at any time, been a party to any transaction or conducted any trade with the Seller, any shareholder in the Seller or any of the Company’s present or former employees, managers or members of its board of directors other than in the ordinary cause of business, on arms length terms and in the best interest of the Company.

10.9.2

The Company is not a party to any contract or other arrangement giving the Seller, any shareholder in the Seller or any of the Company’s present or former employees, managers or members of its board of directors rights or benefits which are not on arm’s length terms.

10.10	Employment

10.10.1	The employees of the Company and its Subsidiaries (the Employees) have been employed on terms and conditions, which comply with applicable law in all material aspects.

10.10.2

The individual employment agreements correspond to the template standard employment agreement Disclosed and fulfil applicable collective bargaining agreements, local agreements and the requirements of the Danish Employment Contracts Act and similar applicable provisions in the relevant jurisdictions in all material aspects.

10.10.3	Danish law on working environment has been complied with, and any order made by the Danish Working Environment Service has been met in all material aspects.

10.10.4	No extraordinary salaries or payments are to be made by the Company or any Subsidiaries to any Employee as a consequence of the transaction contemplated by this Agreement.

10.10.5	None of the key employees mentioned in Schedule 10.10.5 have given notice to terminate their employment.

10.10.6	No dispute between the Company or any of the Subsidiaries and any present or prior director or employee of the Group is pending or, to the best of Seller’s Knowledge, threatened.

10.11	Accounts

10.11.1	The annual accounts for the Group for 2007 attached hereto as Schedule 10.11.1 (the Accounts) have been prepared in accordance with IFRS and the Accounting Principles on a consistent basis in respect of the consolidated annual report of the group (as defined in such report) for the financial year 2006 such as disclosed in the Data Room Documentation.

10.11.2

The Accounts give a true and fair view (“retvisende billede”) as defined in the Danish Financial Statements Act) of the Group’s (as defined in such accounts) assets and liabilities, financial position and results for 2007.

10.11.3

The interim accounts of the Group for the period from 1. January 2008 until February 28 2008 (the Interim Accounts) are attached as Schedule 10.11.3. The Interim Accounts have in all material respects been prepared in accordance with the Accounting Principles and give a true and fair view of the Group’s (as defined in such accounts) assets and liabilities, financial position and results as of the balance date of such accounts.

10.11.4	After the date of the Accounts and except as set forth in the Interim Accounts,

      1.                  The business of the Group has been conducted as usual, in the ordinary course of business consistent with past practice if relevant in the past 24 months, in a professional manner and within the existing budget.

2. No dividends have been declared or paid by the Company.

10.12	Tax

10.12.1

All reports, returns and all notices and information to be filed or given by the Company and the Subsidiaries in respect of any Taxes are correct and duly and timely filed and all Taxes which have become due or are to be paid pursuant to such reports, returns, notices and information with respect to the period ending at Signing (including all prior years) have been fully and timely paid or provision for payment has been made in the Accounts.

10.12.2

No tax return has been challenged by any taxing authority and the Company is not a party to any action, proceeding, audit or investigation by any taxing authority, nor is any such action, proceeding, audit or investigation to the best of Seller’s Knowledge threatened.

10.12.3	The Company is not a party to any transactions, agreements or arrangements, which constitutes illegal tax evasion or primarily is aimed, directly or indirectly, at tax arbitrage or tax evasion.

10.13	Public Grants

10.13.1

The Company is not the beneficiary of any public grants, contributions or other benefits which will be required to be repaid or will cease to apply or will apply on different terms and conditions as a result of the execution of this Agreement and the Company is in full compliance with all terms and conditions of any such grants, contributions or benefits.

10.14	Insurance

10.14.1

The Company’s insurance policies listed in Schedule 10.14.1 are in full force and effect. Save as disclosed in said Schedule, all existing insurance policies may be continued after Closing on the existing terms and conditions.

10.14.2	There are no material outstanding claims under any insurance policy where the insurer has rejected to cover the claim.

10.14.3	The Company is not in violation of any duties under any of the insurance policies that would reasonably allow the insurer to reject payment or coverage.

10.15	Litigation

10.15.1	There are no outstanding orders, judgments, injunctions or decrees of any court, administrative body or arbitration tribunal which restricts the Company’s present or future operations.

10.15.2

There are no pending or, to the best of Seller’s Knowledge, threatening actions, claims, complaints or legal, administrative or arbitral proceedings or investigations against or involving the Company except as listed in Schedule 10.15.2 and to the best of Seller’s Knowledge, no grounds for the commencement of any such actions, claims, complaints or legal, administrative or arbitral proceedings or investigations exist.

10.16	Permissions, licences and other public regulations

10.16.1

The Company and the Subsidiaries have at all times had the permissions, licences and rights that are and/or have been necessary considering the affairs of the Company and the Subsidiaries. The Company and the Subsidiaries have at all times fulfilled all obligations and terms under such permissions, licenses and rights.

10.16.2

No notices from any governmental, regional or municipal authorities or authorities comparable hereto comprising any breach, withdrawal, cancellation, termination or failure to renew any permissions, licenses and rights that are necessary for the business of the Company and its Subsidiaries are pending.

10.17	Information

10.17.1

All information, which has been given by the Seller to the Buyer in the course of the due diligence and the negotiation of this Agreement, is true and accurate in all material respects and not misleading.

10.17.2

No other potential buyer of the Shares has been given access to business information regarding the Company without signing legally binding confidentiality undertaking. The benefit of such confidentiality undertakings is by this Agreement assigned to the Company.

11	BUYERS WARRANTIES

11.1

The Buyer warrants to the Seller that each of the warranties set out in Clause 11.2 are correct, accurate and not misleading as of Signing and undertakes to the Seller to ensure that each of the warranties shall be true, accurate and not misleading as of Closing.

11.2	The Buyer warrants that:

11.2.1

The Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has the corporate power and lawful authority to enter into and perform its obligations under this Agreement.

11.2.2	This Agreement has been duly executed and delivered and is a valid and binding obligation of the Buyer enforceable in accordance with its terms.

11.2.3	The Buyer has and will as of the Closing Date have the financial resources necessary to consummate the transactions provided for herein at its free disposal.

12	SPECIFIC INDEMNITIES

12.1	Notwithstanding anything to the contrary in the Disclosures, the Seller shall indemnify the Buyer and hold the Buyer harmless from the following specific indemnities (the “Specific Indemnities”):

12.1.1

The Seller shall indemnify and hold harmless the Company and/or the Buyer against any losses, liabilities, obligations and/or damages incurred by the Company and/or the Buyer in connection with the pending court case in relation to Mr Legelux.

12.1.2

The Seller shall indemnify and hold harmless the Company and/or the Buyer against any losses, liabilities, obligations and/or damages incurred by the Company and/or the Buyer in connection with the pending court case in relation to Mr Tiryaki, however, only for such part which exceeds EUR 20,000.

12.1.3

The Seller shall indemnify and hold harmless the Company and/or the Buyer against any losses, liabilities, obligations and/or damages incurred Blücher Germany GmbH, which is the subsidiary of Blücher Metal Beteiligungs GmbH, which is 100 per cent owned by the Company in connection with the pending case with the German tax authorities, however, only for such part which exceeds EUR 40,000.

12.1.4

The Seller shall indemnify and hold harmless the Company and/or the Buyer against any losses, liabilities, obligations and/or damages incurred by the Company and/or the Buyer due to the joint and several liability of the Company and Geberit Mapress A/S related to, and resulting from, the demerger by which Geberit Mapress A/S was established cf. section 136(2) of the Danish Companies Act (in Danish: “Aktieselskabsloven”).

13	INDEMNIFICATION

13.1

Subject to the limitations contained in this Clause 13 each Party agrees to indemnify and hold harmless the other Party from and against any and all Losses suffered by the other Party as a result of any breach of warranty or non-fulfilment of any covenant or agreement contained in this Agreement.

13.2	Claims

13.2.1	In order to be valid, any claims made by a Party under this Agreement (hereinafter referred to as a “Claim”) shall be notified in writing to the Indemnifying Party as follows:

1. Each Claim shall state its grounds and (to the extent known) the amount of the loss or possible Loss and shall to a reasonable extent be accompanied by documentation supporting the claim, and

      2.                  Each Claim shall be notified in writing by the Indemnified Party to the Indemnifying Party no later than 45 days after the Indemnified Party has become aware of the events or circumstances reasonably giving rise to the Claim.

13.2.2

Claims of general natures, which do not identify the grounds on which they are based or are not accompanied by the documentation set forth in Clause 13.2.1.1 shall not be considered as valid under this Agreement. Furthermore, failure to give notice of any Claim within the time period specified in Clause 13.2.1.2 shall automatically result in the Claim being forfeited by the Indemnifying Party.

13.2.3

If the Indemnifying Party dispute a Claim within 60 days after having been notified by the Indemnified Party under this Agreement, the Indemnified Party shall request arbitration in accordance with Clause 24 and serve its written complaint (in Danish “klageskrift”) on the Indemnifying Party within 60 days after the Indemnified Party has received notice that the Indemnifying Party dispute the Claim. The written complaint shall include the Indemnified Party’s statement of its Claim and the arguments and documents supporting the Claim if available. Failure to observe the time limits set forth herein shall automatically result in the Claim being deemed to be accepted by the Indemnifying Party or forfeited by the Indemnified Party, as the case may be.

13.2.4

The parties to the arbitration procedure shall use all reasonable efforts to ensure that the arbitration procedure shall progress as swiftly as possible and, to the extent possible, the award shall be made within 6 months of the notice of arbitration has been given.

13.2.5	The Buyer shall not be entitled to any indemnification from the Seller with respect to any Claim for Losses suffered as a consequence of any breach of Clause 10.5 (Environment) unless the Claim is

1. caused by an order of a competent governmental authority made ex officio by such authority (including if the time-limit for appeal has expired) or is,

      2.                  caused by a third party (a neighbour, an employee or another third party) making a justified claim against the Group in respect of Environment and without any inducement by the Buyer, Buyer’s Group or any Group Company. (For the avoidance of doubt, third party shall not comprise the Buyer, Buyer’s Group or any Group Company)), or is

3. caused by any environmental remedial action necessary for the Group to carry on its business in the ordinary way, including by adding to or changing existing buildings.

13.3	Third party claims

13.3.1

In the event any third party asserts any claim, based on which a Claim is notified to the Seller, the Seller shall have the right, at its election, risk and expense, to control the defence of such third party claim by giving notice within 60 days from the date of the Claim having been notified to the Seller and against the Seller indemnifying the Buyer for all relevant costs and any and all Losses arising out of the proceedings.

13.3.2

If the Seller in accordance with 13.3.1 takes over the defence the Buyer shall cause the relevant Group Company to provide reasonable co-operation with the Seller and with any counsel appointed by the Seller. The Buyer shall cause that such third party claims and any counterclaims are not settled and that no liability is admitted without the prior written consent of the Seller, such consent not to be unreasonably withheld.

13.3.3	The Seller or the Buyer, as the case may be shall keep the other Party informed in reasonable detail during the defence of any such third party claim.

13.4	Losses

13.4.1

Losses for which the Buyer has claimed indemnification from the Seller (Loss/Losses) shall be calculated in accordance with the following principles and otherwise in accordance with applicable Danish law:

1. The net present value of any tax benefit to or saving by the Buyer Group shall be deducted when calculating the Loss.

2.

The amount of any compensation or other recovery (including, without limitation, insurance proceeds) actually paid or payable to the Buyer Group by a third party shall be deducted when calculating the Loss. If the Seller has settled a Loss, and a Buyer Group Company subsequently recovers any payment or compensation with respect to such Loss, the Buyer shall pay or cause to be paid to the Seller the amount so recovered, inclusive of Interest from the date on which the Buyer Group Company received such payment or compensation.

3.

The occurrence or increase of a Loss, which is the direct or indirect consequence of any change in any law or accounting principles adopted or implemented subsequent to the Closing Date, shall be disregarded.

4.

The occurrence or increase of a Loss, which is the direct or indirect result of any act or omission taken after the Closing Date by a Buyer Group Company or any third party of whom a Buyer Group Company is, directly or indirectly, in control, shall be disregarded.

5.	Only direct Losses shall be eligible for indemnification. Consequently, the Seller shall not be liable for any indirect or consequential Losses, including Loss of profits or goodwill.

6.

The Loss shall be indemnified on a DKK-by-DKK basis. Thus, for instance no multiples that may have been applied by the Buyer for the purpose of establishing the commercial basis for the transactions provided for herein shall be taken into consideration.

7.	No Loss shall be deemed to have been suffered to the extent that a provision regarding the subject matter of the Claim has been made in the Accounts or the Interim Accounts;

8.

To the extent that a Loss that would otherwise have been claimable against the Seller has been accounted for in favour of the Buyer when calculating the Final Net Debt or the Final Working Capital Adjustment Amount, such Loss shall be disregarded;

9.	When calculating whether or not a Loss exceeds the thresholds in Clause 13.5.1, Losses sustained in foreign currencies shall be converted into DKK at the time when the Claim is made;

13.4.2	Any payment by the Seller to the Buyer as a result of a Claim shall be regarded as a reduction of the Final Purchase Price (a DKK for DKK reduction of the Final Purchase Price).

13.4.3

If any Claim shall arise by reason of a liability, which, at the time that the Claim is notified to the Indemnifying Party, is contingent (whatever the cause), the Indemnifying Party shall not be under any obligation to make any payment to the Indemnified Party until such time as such liability ceases to be contingent.

13.4.4	The amount of any Loss shall accrue Interest according to Danish Law.

13.4.5	Each Party is obliged to use all reasonable efforts to mitigate its Losses.

13.4.6

In the event of a Claim in respect of a matter which in the Buyer’s reasonable opinion is capable of cure, the Seller shall have the right, exercisable upon written notice from the Buyer, to attempt to cure within a reasonable period of time and in no event later than 30 days after dispatch of the written notice to the Seller the matter resulting in the Claim.

13.5	Limitations:

13.5.1

The Indemnifying Party shall not be obligated to indemnify the Indemnified Party from any Loss until a single Loss (which for these purposes shall also include the aggregate of a number of items arising out of the same or similar cause) exceeds DKK 400,000.00 (De minimis) and until the aggregate amount of Losses suffered by the Indemnified Party exceeds DKK 4,000,000.00 (Basket), whereupon the Indemnifying Party shall only be obligated to pay such amounts of Losses which exceeds DKK 250,000.00.

13.5.2

The maximum indemnification and liability of the Indemnifying Party in respect of all Claims (save for indemnification pursuant to Clause 13.7 for which no limitation shall apply) shall in no event exceed:

• 15% of the Estimated Purchase Price in respect of Claims notified no later than 18 months from the Closing Date.

• 5% of the Estimated Purchase Price in respect of Claims notified no later than 36 months from the Closing Date.

13.5.3

For the avoidance of doubt the maxima are not cumulative and the Buyer shall not be entitled to any indemnification in excess of the amount, which at any point in time has not been released from the Escrow Account (or being comprised by the bank guarantee, cf. Clause 8.3.2, if applicable).

13.5.4

Notwithstanding the foregoing, if a Claim have not been notified to the Indemnifying Party at the end of a 18 month period (however, in the case of indemnification for lack of title to the Shares and claims in relation to Specific Indemnities for an indefinite period and in the case of indemnification for Taxes such longer period as follows from the applicable statute of limitation in any relevant jurisdiction plus 60 Business Days) commencing on Closing Date the Indemnifying Party’s obligation to pay any amounts for indemnification under this Clause 12 shall expire.

13.5.5	The settlement by the Seller of any Claim under this Agreement shall exclusively take place by way of a release of the relevant amount from the Escrow Account to the Buyer.

13.6	Exclusive remedies

13.6.1	Except as specifically stated in the Seller’s warranties, the Seller does not make any representation or gives any warranty, expressed or implied, to the Buyer.

13.6.2

The remedies provided for in this Clause 13 shall be the exclusive remedies of the Buyer with respect to any Losses suffered by the Buyer as a result of any breach of warranty or non-fulfilment of any covenant or agreement contained in this Agreement. The Buyer hereby renounce any right that it may have, or subsequently acquire, under the laws of the kingdom of Denmark or any other jurisdiction, following Closing to terminate (in Danish: “hæve”) or otherwise rescind this Agreement or to claim a proportional reduction of the Final Purchase Price (in Danish: “forholdsmæssigt afslag”) or invoke any other remedies provided for by applicable Danish or foreign laws.

13.7

None of the limitations set out above shall apply (i) where a Loss arises out of or as a result of fraud (in Danish: “svig”) or wilful misconduct (in Danish: “forsæt”) or gross negligence (in Danish: “grov uagtsomhed”) of the Indemnifying Party (ii) to claims in relation to defective title to shares, and/or (iii) to claims in relation to the Specific Indemnities.

14	ANNOUNCEMENTS

14.1

With regard to this Agreement and the transfer of the Shares the Parties have agreed on the form, time and content of the information to be given to the employees of the Group, the customers and other business connections of the Group and the public, cf. Schedule 14.1.

14.2

Subject to the foregoing, no public announcement concerning this Agreement or its content shall be made by either of the Parties unless with the prior written consent of the other Party except as such announcement may be required by law or applicable stock exchange rules and regulations. The Seller acknowledges and agrees that the Buyer and/or the Buyer’s parent companies are entitled to issue a press release upon Signing and/or Closing disclosing that such events have occurred.

15	CONFIDENTIALITY

15.1

Information acquired by each Party regarding the other or regarding the Group in connection with the negotiation, entering into, and performance of this Agreement shall be considered to be confidential information, which each Party, without limit of time, shall not disclose to any third parties except:

	1.	With the prior written consent of the other Party.

2.

As may be required by law, regulations, applicable accounting or stock exchange regulations or order of a court of competent jurisdiction applicable to any of the Parties and/or their respective parents companies.

	3.	To its auditors, legal counsel and other advisors who are required by law or written agreement to maintain the confidentiality of such information.

15.2	Disclosures being made pursuant to 2. above shall not be made without – as far as possible – prior notice to and consultation with the other Party.

15.3	The above confidentiality obligations shall not apply to information which:

	1.	Was available to the general public at the time of its first disclosure by one Party to the other.

	2.	Becomes available to the general public other than as a result of any non-compliance with this Clause 15.

	3.	Is provided to the receiving Party by a third party who is lawfully in possession of such information and who has a lawful right to disclose it free of confidentiality obligations.

	4.	Was in the possession of the receiving Party free of any confidentiality obligation prior to its disclosure to such Part by the other Party.

	5.	Was independently developed by the receiving Party.

15.4	The Buyer’s obligations pursuant to the Confidentiality Undertaking executed on 7 January 2008 regarding the transactions contemplated by this Agreement shall apply in addition to this Clause 15.

15.5

Each Party shall cause its respective employees, agents and representatives not to disclose to any third party or to use or exploit for any purpose whatsoever any such information, which the Party itself is prohibited from disclosing or using pursuant to this Clause 15.

15.6	This Clause 15 shall survive any termination of this Agreement, regardless of the reason therefore.

15.7

In case of breach of Clause 15, the other Party shall, notwithstanding Clause 13.6, have any remedies provided for under applicable laws, including the right to seek injunctions or other provisional remedies in front of the ordinary courts.

16	JOINT TAXATION

16.1	The Seller is the administrative company according to the Danish joint taxation rules and the Company and the Seller is in the present financial year jointly taxed in Denmark.

16.2

In the common opinion of the Parties, the control of the Company is for purposes of the Danish joint taxation transferred from the Seller to the Buyer as of the Closing Date, and consequently the joint taxation will cease upon Closing, see, however, Clause 16.6.

16.3

The Company’s auditor, Grant Thornton – Statsautoriseret Revisionsaktieselskab, shall on behalf of the Buyer, the Company and the Seller give notice to the relevant Danish Tax authorities of the cessation of the joint taxation within 10 (ten) Business Days of Closing. In the event that such notice is not given by any Party within the time limit stated in this Clause for whatever reason, the other Party shall be free to give such notice on behalf of the other Party and the Company.

16.4	The Tax return for the income year 2007 shall be drawn up in accordance with the Accounting Principles and/or Tax treatment principles generally applied before 1 January 2007.

16.5

As a consequence of the cessation of the joint taxation, the Company’s auditor, Grant Thornton - Statsautoriseret Revisionsaktieselskab, shall draw up a Tax return for the Company for the period from 1 January 2008 until the Closing Date. The Tax return shall be drawn up in accordance with the Accounting Principles and/or Tax treatment principles generally applied before 1 January 2008. In accordance with Danish law, the Seller undertakes to make available to the Buyer all information related to the drawing up of said Tax return for the time period from 1 January 2008 until the Closing Date. The Seller shall procure that the Tax return is completed no later than 45 Business Days after the Closing Date. The Buyer shall be entitled to review the Tax return and shall no later than 45 (forty-five) Business Days after receipt of the Tax return from the Seller inform the Seller of any objections to the Tax return. If the Buyer has any objections, the Buyer and the Seller with the assistance of the Company’s auditor shall solve the dispute within 30 (thirty) Business Days. Possible disagreements between the Parties concerning the Tax return, which cannot be settled amicably, must be finally settled with binding effect by the Independant Accountant. Furthermore, the Company shall file a Tax return for the time period from the Closing Date until 31 December 2008, or any other date, as shall be applicable for the Company after the Closing date pursuant to the Danish joint Taxation rules. The Seller and the Company shall keep a copy of all relevant documents concerning the joint Taxation, which the relevant Tax authorities may request for a period of 6 years after the Closing Date.

16.6

The Parties agree that in the event the Danish tax authorities find that the control of the Company for the purposes of the Danish joint taxation is transferred from the Seller to the Buyer as of a date other than the Closing Date (the “Change-of-Control Date”), the payments, plus additions, prescribed in section 31, subsection 6 of the Danish Act on Company Taxation (in Danish: “Selskabsskatteloven”) regarding the income year 2008 shall be recalculated on the basis of the taxable income as of the Change-of-Control Date. Furthermore, the Parties agree that any additional payments or repayments, plus additions, necessary under section 31, subsection 6 of the Danish Act on Company Taxation (in Danish: “Selskabsskatteloven”), as a result of such recalculation shall be effected no later than 45 Business Days after the expiry of the period allowed for appeal of the decision made by the Danish tax authorities. Each Party shall be entitled to appeal the decision of the Danish tax authorities, it being understood that any additional payments or repayments, plus additions, necessary under section 31, subsection 6 of the Danish Act on Company Taxation (in Danish: “Selskabsskatteloven”) as a result of the recalculation in such case shall be effected no later than 90 Working Days after the appeal has been finally settled. In the event of such appeal the appealing Party shall indemnify the other Party for any and all losses and/or costs incurred by the other Party as a result of the appeal (including without limitation any and all costs and/or penalties incurred as a result of delayed payment of Taxes). The provisions in Clauses 16.4 - 16.5 shall apply mutatis mutandis.

17	RESTRICTIVE COVENANT

17.1	Mr Hans Lohmann and Poul Krog Sørensen, who are shareholders in the Seller and who adhere to the Agreement (the “Personal Shareholders”) shall not

17.1.1

for a period of 2 years from the effective date of termination of their respective employment with the Company, which shall mean the date on which the Company ceases to pay remuneration to the Personal Shareholder, directly or indirectly - including through entities under their Control - jointly or solely be engaged in any business of any nature whatsoever (whether as holder of participating interests, as investor, employee, consultant or advisor or in any other way) which develops, produces, offers, distributes, sells or supports products or services anywhere in the world that compete with the products and services of the Group at the effective date of termination;

17.1.2

for a period of 2 years from the effective date of termination of their respective employment with the Company, which shall mean the date on which the Company ceases to pay remuneration to the Personal Shareholder, directly or indirectly - including through entities under their Control - jointly or solely carry on any activity to solicit the suppliers and/or the customers of the Group; nor shall the Personal Shareholders for the same period make any delivery to or otherwise provide any service to the Group’s customers, that compete with the product and services of the Group at the effective date of termination. In this Clause 17.1.2, the Group’s suppliers and/or customers shall mean any person who has made or taken delivery of goods and/or services to or from the Group after 1 January 2006; and

17.1.3

for a period of 2 years from the effective date of termination of their respective employment with the Company, which shall mean the date on which the Company ceases to pay remuneration to the Personal Shareholder, directly or indirectly - including through entities under their Control - jointly or solely employ/engage as a consultant or advisor or offer employment/engagement as a consultant or advisor to any of the employees of the Group as long as such employees are employed with the Group.

17.2

The obligations set out in Clause 17.1 shall not apply to a Personal Shareholder if the Company terminates the employment of such Personal Shareholder and such termination is not due to any breach on the part of the Personal Shareholder giving the Company just cause to do so, unless the Company choses to pay the Personal Shareholder his fixed remuneration according to his employment agreement for the period in which the obligation shall apply.

17.3	The Final Purchase Price includes compensation for the Personal Shareholders’ obligation under Clause 17.1.

17.4

In case of breach by a Personal Shareholder of any of the obligations under Clause 17.1, the Personal Shareholder shall pay the Buyer a penalty of DKK 250,000.00 unless the general rules of Danish law provide for a higher amount of damages. If any breach of the obligations set out in Clause 17.1 is pending for a period of more than two weeks, such continued breach shall be deemed to constitute a new and separate breach, which shall entitle the Buyer to payment of additional penalties of each DKK 250,000.00 for each period of two weeks such continuous breach is ongoing. Any payment of a penalty shall not exempt the Personal Shareholder from their obligations under Clause 17.1. The Buyer shall further be entitled to apply for restraining injunction against any such breach without provision of security

18	AMENDMENTS AND WAIVERS

18.1

This Agreement may be amended and the terms hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the Party waiving non-compliance. No delay on the part of the Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

19		ASSIGNMENT

19.1		Neither Party shall assign any of its rights nor delegate any of its obligations under this Agreement to any other person without the prior written consent of the other Party.

19.2

The Buyer is aware of the intention of the shareholders of the Seller to liquidate the Seller following Closing. In connection with a liquidation the Seller shall subject to Clause 4.2.2 have the right to assign pro rata all rights and delegate pro rata all obligations under this Agreement and its Schedules, including all rights and obligations under the Escrow Agreement, to the shareholders of the Seller at the time of the liquidation. The assignment by the Seller of all rights and delegation of all obligations to the respective shareholders of the Seller are subject to the shareholders of the Seller undertaking to be jointly and severably liable (In Danish: Solidarisk hæftelse) towards the Buyer for any obligations of the Seller under this Agreement.

20		COST AND EXPENCES

20.1		Each Party shall bear its own costs and expenses including fees for its external advisers, with regard to the negotiation and consummation of this Agreement.

20.2		The Seller warrants that no expense relating to the negotiation or consumption of this Agreement has been or is to be borne by the Group.

21		NOTICES

21.1

All notices and other communications under this Agreement shall be in writing and shall be given and deemed effectively given if delivered by hand, by certified or registered mail or by facsimile as follows:

	If to the Seller:	Blücher Holding A/S
c/o BLÜCHER Metal A/S
Pugdalvej 1,
7480 Vildbjerg
Denmark

	With a copy to:	Lassen Ricard
Amaliegade 31
[Fax number] +45 33 32 24 74
[e-mail] lr@lrlaw.dk

	If to the Buyer:	Watts Industries Europe B.V.
Kollergang 14, 6961 LZ Eerbeek
The Netherlands
Att.: Johan van Kouterik
[Fax number]+31 313 654 192
[e-mail]kouterik.van.j@wattsindustries.com

	With a copy to:	Delacour Advokatfirma
Hammerensgade 1, 2
1267 Copenhagen K
Denmark
Att.: Frans Rossen
[Fax number]+45 70 11 11 33
[e-mail]fro@delacour.dk

21.2	The Parties may in writing appoint other persons than the above mentioned.

21.3	Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed to have been given at the start of the next Business Day.

22	SEVERABILITY

22.1

The provisions in this Agreement shall to the greatest extent possible be interpreted in such a manner as to comply with applicable law, but if any provision hereof, notwithstanding such interpretation, is determined to be invalid, void or unenforceable, the remaining provisions of the Agreement shall not be affected thereby but shall remain in full force and effect and be binding upon the Parties.

22.2

If one or more of the provisions of this Agreement are held to be contrary to the laws of Denmark or the laws of any other competent jurisdiction, the Parties agree that the offending provision(s) shall be amended in such a way as may be necessary in order that they should not be contrary to such laws and in a manner which maintains the contents of such provisions as closely as possible to the contents thereof originally intended by the Parties.

23	GOVERNING LAW

23.1

All matters arising out of or related to this Agreement shall be governed by and construed in accordance with the laws of the Kingdom of Denmark, exclusive however of Danish international private law rules.

24	ARBITRATION

24.1

Except for any dispute settled by the Independent Accountant pursuant to Clause 4.3, any dispute arising out of or relating to this Agreement or the transactions contemplated hereby that cannot be settled amicably shall be settled finally and binding on the Parties by a court of arbitration established in accordance with the Danish Arbitration Act. The arbitration shall take place in Copenhagen and shall be conducted in the English language. The court of arbitration shall allocate liability for the full costs incurred by both Parties in respect of reasonable attorney’s fee and the court of arbitration in the proportions the court shall deem to be fair and reasonable. Clause 24 shall not preclude either Party from initiating legal proceedings concerning injunctions or other intermediary remedies before the ordinary courts of competence with a view to enforcing Clauses 14.2 and 15 hereof.

24.2	Clause 15 shall apply in terms of any dispute or proceedings between the Parties.

This Agreement is executed in two originals, with each Party retaining one original.

Signed in Copenhagen, April 8 2008

For the Seller:

/s/ Laurids Jessen	/s/ Die Mikkelsen

/s/ Torben Agerup	/s/ Hans Lohmann

For the Buyer:

/s/ Johan van Kouterik

For Co-Signer with reference to Clauses 7, 8, 9, 11, 13, 14, 15, 16, 18 through 24:

/s/ Johan van Kouterik

Co-signed with reference to Clause 17:

/s/ Hans Lohmann

Hans Lohmann

Co-signed with reference to Clause 17:

/s/ Poul Krog Sørensen

Poul Krog Sørensen